Filed by GCM Grosvenor Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp.

Commission File No.: 001-38759

PRESS RELEASE

CF Finance Acquisition Corp. and GCM Grosvenor Announce Receipt of All Approvals Required for Business Combination

Transaction Expected to Close on November 17, 2020

NEW YORK and CHICAGO, November 6, 2020 – CF Finance Acquisition Corp. (“CFAC”) (NASDAQ: CFFA) and GCM Grosvenor, a global alternative asset management firm, announced today that they have received all required approvals for their previously announced business combination. The transaction has been unanimously approved by the board of directors of CFAC and was approved at a special meeting of CFAC shareholders on November 3, 2020. The closing of the transaction is anticipated to occur on Tuesday, November 17, 2020, subject to customary closing conditions. GCM Grosvenor Inc.’s Class A common stock is expected to be listed on the NASDAQ exchange following the closing of the transaction under the ticker “GCMG.”

Upon the completion of the transaction, GCM Grosvenor management will own in excess of 78% of the equity interests of the post-transaction company. The cash held in CFAC’s trust account, together with the $195 million in PIPE proceeds and $30 million investment from Cantor Fitzgerald, will be used to pay cash consideration to GCM Grosvenor’s current investors, including Hellman and Friedman, pay transaction expenses, reduce GCM Grosvenor’s existing indebtedness, and fund GCM Grosvenor’s future growth.

Additional information is available at www.gcmgrosvenor.com/public-shareholders.

About GCM Grosvenor

GCM Grosvenor is a global alternative asset management solutions provider across private equity, infrastructure, real estate, credit, and absolute return investment strategies. The firm is in its 50th year of operation and is dedicated to delivering value for clients in the growing alternative investment asset classes.

GCM Grosvenor’s experienced team of 485 professionals serves a global client base of institutional and high net worth investors. The firm is headquartered in Chicago, with offices in New York, Los Angeles, London, Tokyo, Hong Kong, and Seoul.

About CF Finance Acquisition Corp.

CF Finance Acquisition Corp. is a public investment vehicle formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CFAC is led by its Chairman and Chief Executive Officer, Howard W. Lutnick, who is also the Chairman and Chief Executive Officer of Cantor Fitzgerald. CFAC's securities are traded on the Nasdaq Capital Market under the ticker symbols CFFA, CFFAW and CFFAU.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the expected timing of the proposed transaction between GCM Grosvenor and CFAC and expected listing on the NASDAQ exchange. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CFAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CFAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction, and (v) the ability to satisfy the listing requirements of The Nasdaq Stock Market. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the joint prospectus/proxy statement filed by GCM Grosvenor in connection with the transaction and other documents filed by CFAC and GCM Grosvenor Inc. from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor and CFAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM Grosvenor nor CFAC gives any assurance that GCM Grosvenor will achieve its expectations.

Additional Information and Where to Find It

This press release relates to a proposed transaction between GCM Grosvenor and CFAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. GCM Grosvenor Inc. filed a registration statement on Form S-4 that has been declared effective by the Securities and Exchange Commission and includes a joint proxy statement/prospectus. The proxy statement/prospectus has been sent to all CFAC stockholders as of October 8, 2020. CFAC and GCM Grosvenor Inc. also will file other documents regarding the proposed transaction with the SEC. Investors and security holders of CFAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFAC through the website maintained by the SEC at www.sec.gov.

GCM Grosvenor Public Shareholders Contact

Stacie Selinger

sselinger@gcmlp.com

312-506-6583

Media Contacts
Tom Johnson and Will Braun
Abernathy MacGregor
tbj@abmac.com / whb@abmac.com
212-371-5999

Karen Laureano-Rikardsen

klrikardsen@cantor.com

212-829-4975